UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

December 17, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Zoo Entertainment, Inc.

File No. 333-124829 - CF# 22631

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Zoo Entertainment, Inc. (formerly Driftwood Ventures, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 18, 2008.

Based on representations by Zoo Entertainment, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.37	through September 18, 2013
Exhibit 10.38	through September 18, 2013
Exhibit 10.47	through September 18, 2013
Exhibit 10.48	through September 18, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy Levenberg
Special Counsel